Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000
Fax 212.937.3943 gcaruso@loeb.com

Via EDGAR

March 11, 2011

Jeffrey P. Riedler Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	Lone Oak Acquisition Corporation
Registration Statement on Form F-1
File No. 333-172334

Dear Mr. Riedler:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby inform you that: (i) Murphy & Durieu, L.P. has submitted an application to the Financial Industry Regulatory Authority to make a market in the Company’s securities, (ii) assuming that the Company’s Registration Statement is declared effective by the Securities and Exchange Commission, the Company expects Murphy & Durieu, L.P.’s application to be approved and (iii) the Company currently expects that Murphy & Durieu will make a market in the Company’s Securities.

The Company will disclose the foregoing information in its final prospectus, which it will file with the Securities and Exchange Commission via EDGAR pursuant to Rule 424(b) of the rules and regulations promulgated under the Securities Exchange Act of 1933, as amended.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP

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